Capitalisation and Indebtedness	Exhibit 99.2

The following table sets out the Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 30 September 2019.

As at 30.09.19
m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	17,269

£m
Group equity
Called up share capital and share premium	4,527
Other equity instruments	10,860
Other reserves	6,943
Retained earnings	43,867
Total equity excluding non-controlling interests	66,197
Non-controlling interests	1,221
Total equity	67,418
Group indebtedness
Subordinated liabilities	19,435
Debt securities in issue	86,588
Total indebtedness	106,023
Total capitalisation and indebtedness	173,441
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	17,319
Performance guarantees, acceptances and endorsements	6,695
Total contingent liabilities	24,014
Documentary credits and other short-term trade related transactions	1,145
Standby facilities, credit lines and other commitments	345,010
Total commitments	346,155

Barclays PLC	72